Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	15:00 19-Apr-06

RNS Number:6844B
Wolseley PLC
19 April 2006

The following options over ordinary shares of 25 pence each in the capital of the Company have, today, been granted to Executive Directors/Persons Discharging Managerial Responsibilities under the following Schemes:

(a) Wolseley Employees Savings Related Share Option Scheme 1981:

Director/PDMRs name	No. of options	Option price	Date of grant
	granted	in pence

Adrian Barden	321	1164p	19 April 2006
Robert H Marchbank	803	1164p	19 April 2006
Stephen P Webster	803	1164p	19 April 2006

These options are each three year options and will not become exercisable until 1 June 2009.

(b) Wolseley Employee Share Purchase Plan 2001 (ESPP):

Director's name	No. of options	Option price	Date of grant
	granted	in pence

F N Hord	222	1236p	19 April 2006
C A Hornsby	222	1236p	19 April 2006
F W Roach	222	1236p	19 April 2006

These options will not become exercisable until May 2007.

Enquiries:

Wolseley plc
0118 929 8700

Mark J White – Group Company Secretary & Counsel
Guy Stainer – Head of Investor Relations

ends

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